UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL FINANCE CORPORATION

In respect of its

U.S.$ 2,000,000,000 3.625 per cent. Notes due September 15, 2025 under its

Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: September 16, 2022

The following information regarding an issue of U.S.$ 2,000,000,000 3.625 per cent. Notes due September 15, 2025, (the “Notes”) by International Finance Corporation (the “Corporation”) under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated October 8, 2021 (the “Information Statement”), the Prospectus dated October 11, 2021 (the “Prospectus”), the Amended and Restated Program Agreement and Standard Provisions dated as of October 11, 2021 (the “Program Agreement”), the Uniform Fiscal Agency Agreement between the Corporation and the Federal Reserve Bank of New York effective July 20, 2006 (the “Uniform Fiscal Agency Agreement”), the Final Terms dated September 12, 2022 (the “Final Terms”), and the Terms Agreement dated September 12, 2022 (the “Terms Agreement”), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1.	Description of Obligations

See, generally, Final Terms.

(a)	Title and Date. U.S.$ 2,000,000,000 3.625 per cent. Notes due September 15, 2025

On initial issue, the Notes will be issued in uncertificated bookentry form (“Fed Bookentry Notes”) through the Federal Reserve Bank of New York and held by certain financial institutions as Holding Institutions and as depositories for Euroclear Bank NV/SA and Clearstream Banking, société anonyme, Luxembourg. After initial issuance, all Fed Bookentry Notes will continue to be held by such Holding Institutions and will not be exchangeable for Notes in definitive form. A “Holding Institution” is a depository or other designated institution that has an appropriate bookentry account with a Federal Reserve Bank or Branch. See Prospectus.

(b)	Interest Rate/Interest Payment Date. 3.625 per cent per annum payable semi-annually in arrears on March 15 and September 15 in each year, commencing on March 15, 2023. See, Final Terms, Item 15.

(c)	Maturity Date. September 15, 2025

(d)	Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Prospectus, Terms and Conditions of the Notes, Condition 5.

(e)	Kind and Priority of Liens. Not applicable.

(f)

Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g)	Amendment of Terms.

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Global Agency Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h)	Other Material Provisions. Not applicable.

(i)	Fiscal/Paying Agent. The Fiscal Agent is the Federal Reserve Bank of New York, 33 Liberty Street, New York, N.Y. 10045.

Item 2.	Distribution of Obligations

(a)	Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47 the Program Agreement, and the Terms Agreement.

The Dealers, party to the Terms Agreement, have severally agreed to purchase the Notes at an aggregate purchase price of 99.961 per cent. less a combined management and underwriting fee and selling concession of 0.100 percent of the nominal amount of the Notes. See p. 1 of the Terms Agreement.

(b)	Stabilization Provisions. Not applicable.

(c)	Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3.	Distribution Spread See Final Terms, “Distribution”.

Item 4.	Discounts and Commissions to Sub-Underwriters and Dealers. See Item 2(a) above.

Item 5.	Other Expenses of Distribution. Not applicable.

Item 6.	Application of Proceeds. The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7.	Exhibits

A.	Information Statement (October 8, 2021);[1]
B.	Prospectus (October 11, 2021);[2]
C.	Final Terms (September 12, 2022); and
D.	Terms Agreement (September 12, 2022).

[1]	Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated October 8, 2021.
[2]	Filed on October 25, 2021.

EXHIBIT C

EXECUTION VERSION

MiFID II product governance / Retail investors, professional investors and ECPs target market

The Corporation does not fall under the scope of application of the MiFID II package. Consequently, the Corporation does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of MiFID II.

Solely for the purposes of the EU manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, professional clients and retail clients, each as defined in MiFID II; and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the EU manufacturer’s target market assessment; however, each distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the EU manufacturer’s target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression “EU manufacturer” means TD Global Finance unlimited company, and the expression “MiFID II” means Directive 2014/65/EU, as amended.

UK MiFIR product governance / Retail investors, professional investors and ECPs target market

The Corporation does not fall under the scope of application of the UK MiFIR package. Consequently, the Corporation does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of UK MiFIR.

Solely for the purposes of the UK manufacturers’ product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is retail clients and eligible counterparties (as defined in the United Kingdom Financial Conduct Authority (the “FCA”) Handbook Conduct of Business Sourcebook (“COBS”)) and professional clients (as defined in UK MiFIR); and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the UK manufacturers’ target market assessment; however, each distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the UK manufacturers’ target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression “UK manufacturers” means Citigroup Global Markets Limited and Morgan Stanley & Co. International plc, and the expression “UK MiFIR” means Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Final Terms dated September 12, 2022

International Finance Corporation

Issue of

U.S.$2,000,000,000 3.625 per cent. Notes due September 15, 2025 under its

Global Medium-Term Note Program

EXECUTION VERSION

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated October 11, 2021. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the “Corporation”) and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus. The Prospectus may be obtained (without charge) from the office of the Corporation at 2121 Pennsylvania Avenue, N.W., Washington D.C. 20433, U.S.A. and is available for viewing at the website of the Corporation (www.ifc.org) and copies may be obtained from the website of the Luxembourg Stock Exchange (www.bourse.lu).

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

1. Issuer:	International Finance Corporation

2. (i) Series Number:	2518

(ii) Tranche Number:	1

3. Specified Currency or Currencies:	United States Dollars (U.S.$)

4. Aggregate Nominal Amount:

(i) Series:	U.S.$2,000,000,000

(ii) Tranche:	U.S.$2,000,000,000

5. Issue Price:	99.961 per cent. of the Aggregate Nominal Amount

6. (i) Specified Denominations:	U.S.$1,000 and integral multiples thereof

(ii) Calculation Amount:	U.S.$1,000

7. Issue Date:	September 15, 2022

8. Maturity Date:	September 15, 2025

9. Interest Basis:	3.625 per cent. Fixed Rate (further particulars specified below)

10. Redemption/Payment Basis:	Redemption at par

11. Change of Interest or Redemption/Payment Basis:	Not Applicable

12. Put/Call Options:	Not Applicable

13. Status of the Notes:	Senior

14. Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15. Fixed Rate Note Provisions:	Applicable

(i) Rate of Interest:	3.625 per cent. per annum payable semi-annually in arrear

(ii) Interest Payment Date(s):	March 15 and September 15 in each year, commencing on March 15, 2023, up to and including the Maturity Date.

(iii) Fixed Coupon Amount:	U.S.$18.13 per Calculation Amount

(iv) Broken Amount:	Not Applicable

2

EXECUTION VERSION

(v) Day Count Fraction:	30/360 (unadjusted)

(vi) Determination Dates:	Not Applicable

(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

16. Floating Rate Note Provisions:	Not Applicable

17. Zero Coupon Note Provisions:	Not Applicable

18. Index Linked Interest Note/other variable-linked interest Note Provisions:	Not Applicable

19. Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20. Call Option I:	Not Applicable

21. Automatic Early Redemption:	Not Applicable

22. Put Option:	Not Applicable

23. Final Redemption Amount of each Note:	U.S.$1,000 per Calculation Amount

24. Capital at Risk Notes:	No

25.  Early Redemption Amount:
Early Redemption Amount(s) of each Note payable on redemption on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):

U.S.$1,000 per Calculation Amount

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26. Form of Notes:	Fed Bookentry Notes: Fed Bookentry Notes available on Issue Date

27. New Global Note (NGN):	No

28. Global Certificate held under the new safekeeping structure (NSS):	Not Applicable

29. Financial Centre(s) or other special provisions relating to payment dates:	New York

30. Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31. Details relating to Partly Paid Notes:	Not Applicable

32. Details relating to installment Notes: amount of each installment, date on which each payment is to be made:	Not Applicable

3

EXECUTION VERSION

33. Redenomination, renominalization and reconventioning provisions:	Not Applicable

34. Consolidation provisions:	Not Applicable

35. Additional terms:	Not Applicable

36. Governing law:	New York

DISTRIBUTION
37. (i) If syndicated, names and addresses of Managers and underwriting commitments:

Citigroup Global Markets Limited

Morgan Stanley & Co. International plc

TD Global Finance unlimited company

Wells Fargo Securities, LLC

Barclays Bank PLC

BNP Paribas

Daiwa Capital Markets Europe Limited

Deutsche Bank AG, London Branch

Goldman Sachs International

J.P. Morgan Securities plc

Merrill Lynch International

MUFG Securities EMEA plc

U.S.$480,000,000 U.S.$480,000,000 U.S.$480,000,000 U.S.$480,000,000 U.S.$10,000,000 U.S.$10,000,000 U.S.$10,000,000 U.S.$10,000,000 U.S.$10,000,000 U.S.$10,000,000 U.S.$10,000,000 U.S.$10,000,000

c/o TD Global Finance unlimited company, 5th Floor, One Molesworth Street, Dublin 2, D02 RF29 Ireland Email: TMG@tdsecurities.com Attention: Head of Syndicate & Origination

(ii) Date of Terms Agreement:	September 12, 2022

(iii) Stabilizing Manager(s) (if any):	Not Applicable

38. If non-syndicated, name and address of Dealer:	Not Applicable

39. Total commission and concession:	0.100 per cent. of the Aggregate Nominal Amount

40. Additional selling restrictions:	Not Applicable

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:

By:	/s/ Tom Ceusters
Duly authorized

4

EXECUTION VERSION

PART B – OTHER INFORMATION

1. LISTING

(i) Listing:	London

(ii) Admission to trading:	Application will be made for the Notes to be admitted to the Official List of the Financial Conduct Authority and to trading on the London Stock Exchange plc’s Regulated Market with effect on or around September 15, 2022.

2. RATINGS

Ratings:	The Notes to be issued are expected to be rated:

Standard & Poor’s Financial Services LLC: AAA Moody’s Investors Service, Inc.: Aaa

3. USE OF PROCEEDS

As specified in the Prospectus.

4. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in “Plan of Distribution” in the Prospectus and save for the fees of the Dealers, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer. The Dealers and their affiliates have engaged, and may in the future engage, in investment banking and/or commercial banking transactions with, and may perform other services for, the Issuer and its affiliates in the ordinary course of business.

5. OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No

ISIN Code:	US45950KDA51

Common Code:	253253215

CUSIP:	45950KDA5

Any clearing system(s) other than Euroclear Bank SA/NV, Clearstream Banking S.A. and The Depository Trust Company and the relevant identification number(s):	Bookentry system of the Federal Reserve Banks

Delivery:	Delivery against payment

Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

6. GENERAL

Applicable TEFRA exemption:	Not Applicable

5

EXHIBIT D

EXECUTION VERSION

TERMS AGREEMENT NO. 2518 UNDER

THE STANDARD PROVISIONS

September 12, 2022

International Finance Corporation

2121 Pennsylvania Avenue, N.W.

Washington, D.C. 20433

1

The undersigned agree to purchase from you (the “Corporation”) the Corporation’s U.S.$2,000,000,000 3.625 per cent. Notes due September 15, 2025 (the “Notes”) described in the Final Terms, dated as of the date hereof in the form of Annex I hereto (the “Final Terms”) at 9:00 a.m. New York City time on September 15, 2022 (the “Settlement Date”) at an aggregate purchase price of U.S.$1,997,220,000 (which is 99.861% of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, dated as of October 11, 2021 (as amended from time to time, the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.

2

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein, the term “Time of Sale” refers to September 7, 2022, 4:52 p.m. London time and the term “Dealers” refers to the undersigned. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

3

The Corporation represents and warrants to the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof. The Corporation has not committed or earmarked the proceeds of the Notes for lending to, or financing activities with, a specific person or organization.

4

The obligation of each of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation’s representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation’s performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of each of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer’s certificate of the Corporation substantially in the form referred to in Clause 6(a) of the Standard Provisions, dated as of the Settlement Date.

5

The Corporation agrees that it will issue the Notes and each of the undersigned severally and not jointly agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 99.961 per cent. less a combined management and underwriting fee and selling concession of 0.100 per cent. of the nominal amount of the Notes).

The respective nominal amounts of the Notes that each of the undersigned commits to underwrite are set forth opposite their names below in Schedule I hereto. The combined management and underwriting fee and selling concession shall be split among the undersigned in proportion to the underwriting commitments set out in Schedule I hereto.

6

Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book-entry form to the following account at the Federal Reserve Bank of New

EXECUTION VERSION

York: ABA No. 021000018 BK of NYC/TDGLOBAL; and payment of the purchase price specified above shall be delivered in immediately available funds to the Corporation’s account at the Federal Reserve Bank of New York: ABA No. 021-082-162.

7

The Corporation hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. Each of the undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

8

In consideration of the Corporation appointing each of the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Corporation and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

9

Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of each of the undersigned which have arisen prior to such termination.

10	For purposes hereof, the notice details of each of the undersigned are set out in Schedule II hereto.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

11

If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Agreement, Dealers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the nominal amount of the Notes for which the non-defaulting Dealers were originally committed; provided, however, that if the aggregate nominal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, the non-defaulting Dealers shall be entitled to terminate this Agreement without any liability on the part of any non-defaulting Dealers. Nothing herein will relieve a defaulting Dealer from liability for its default.

12

Solely for the purposes of the requirements of Article 9(8) of the MIFID Product Governance rules under EU Delegated Directive 2017/593 (the “Product Governance Rules”) regarding the mutual responsibilities of manufacturers under the Product Governance Rules:

i.

TD Global Finance unlimited company (the “EU Manufacturer”) acknowledges that it understands the responsibilities conferred upon it under the Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Final Terms and announcements in connection with the Notes; and

ii.

the other Dealers and the Corporation note the application of the Product Governance Rules and acknowledge the target market and distribution channels identified as applying to the Notes by the EU Manufacturer and the related information set out in the Final Terms and announcements in connection with the Notes.

EXECUTION VERSION

13

Solely for the purposes of the requirements of 3.2.7R of the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) regarding the mutual responsibilities of manufacturers under the UK MiFIR Product Governance Rules:

i.

each of Citigroup Global Markets Limited and Morgan Stanley & Co. International plc (each a “UK Manufacturer” and together the “UK Manufacturers”) acknowledges to each other UK Manufacturer that it understands the responsibilities conferred upon it under the UK MiFIR Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Final Terms and announcements in connection with the Notes; and

ii.

the other Dealers and the Corporation note the application of the UK MiFIR Product Governance Rules and acknowledge the target market and distribution channels identified as applying to the Notes by the UK Manufacturers and the related information set out in the Final Terms and announcements in connection with the Notes.

14	This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

15

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

CITIGROUP GLOBAL MARKETS LIMITED

By:	/s/ Simi Alabi
Name: Simi Alabi
Title: Delegated Signatory

MORGAN STANLEY & CO. INTERNATIONAL PLC

By:	/s/ Gordon Charlton
Name: Gordon Charlton
Title: Executive Director

TD GLOBAL FINANCE UNLIMITED COMPANY

By:	/s/ Fran Watson
Name: Fran Watson
Title: Director

WELLS FARGO SECURITIES, LLC

By:	/s/ Barbara Garafolo
Name: Barbara Garafolo
Title: Director

BARCLAYS BANK PLC

By:	/s/ Mirette Grant
Name: Mirette Grant
Title: Authorised Signatory

EXECUTION VERSION

BNP PARIBAS

By:	/s/ Vikas Katyal
Name: Vikas Katyal
Title: Authorised Signatory

By:	/s/ Anne Besson-Imbert
Name:
Title: Authorised Signatory

DAIWA CAPITAL MARKETS EUROPE LIMITED

By:	/s/ Chris Hill
Name: Chris Hill
Title: Executive Director

DEUTSCHE BANK AG, LONDON BRANCH

By:	/s/ Katrin Wehle
Name: Katrin Wehle
Title: Managing Director

By:	/s/ Neal Ganatra
Name: Neal Ganatra
Title: Director

GOLDMAN SACHS INTERNATIONAL

By:	/s/ Ben Payne
Name: Ben Payne
Title: Managing Director

J.P. MORGAN SECURITIES PLC

By:	/s/ Sarah Lovedee
Name: Sarah Lovedee
Title: Executive Director

MERRILL LYNCH INTERNATIONAL

By:	/s/ Adrien De Naurois
Name: Adrien De Naurois
Title: Managing Director

MUFG SECURITIES EMEA PLC

By:	/s/ Abena Yeboah
Name: Abena Yeboah
Title: Authorised Signatory

CONFIRMED AND ACCEPTED, as of the

date first written above:

INTERNATIONAL FINANCE CORPORATION

By:	/s/ Tom Ceusters
Name: Tom Ceusters
Title: Director

EXECUTION VERSION

SCHEDULE I

Dealer	Nominal Amount of Notes

Citigroup Global Markets Limited	U.S.$480,000,000

Morgan Stanley & Co. International plc	U.S.$480,000,000

TD Global Finance unlimited company	U.S.$480,000,000

Wells Fargo Securities, LLC	U.S.$480,000,000

Barclays Bank PLC	U.S.$10,000,000

BNP Paribas	U.S.$10,000,000

Daiwa Capital Markets Europe Limited	U.S.$10,000,000

Deutsche Bank AG, London Branch	U.S.$10,000,000

Goldman Sachs International	U.S.$10,000,000

J.P. Morgan Securities plc	U.S.$10,000,000

Merrill Lynch International	U.S.$10,000,000

MUFG Securities EMEA plc	U.S.$10,000,000

Total:	U.S.$2,000,000,000

SCHEDULE II

Notice Details of the Dealers:

c/o TD Global Finance unlimited company

5th Floor

One Molesworth Street

Dublin 2, D02 RF29

Ireland

Email: TMG@tdsecurities.com

Attention: Head of Syndicate & Origination